150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20110859394-92
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/06/2011 10:00 AM
	Entity Number C5066-2001

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

DM Products, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

RESOLVED: that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Corporation's Articles of Incorporation, a series of preferred stock of the Corporation is hereby created and designated with the following relative rights, preferences, privileges, qualifications, limitations, and restrictions:

1. Designation and Number. There shall be a series of preferred stock, par value $0.001 per share, designated as "Series A Preferred Stock," and the number of shares constituting such series shall be Five Million (5,000,000).

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3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

DM PRODUCTS, INC.

CERTIFICATE OF DESIGNATION OF

"SERIES A PREFERRED STOCK"

The Undersigned, on behalf of DM Products, Inc., a Nevada Corporation (the "Corporation"), hereby certifies that the following resolutions were adopted by the Corporation's board of directors effective as of December ___, 2011, pursuant to the authority conferred upon the Board by the Corporation's Articles of Incorporation and in accordance with the Nevada Revised Statutes:

RESOLVED: that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Corporation's Articles of Incorporation, as series of preferred stock of the Corporation is hereby created and designated with the following relative rights, preferences, privileges, qualifications, limitations, and restrictions:

1. Designation and Number. There shall be a series of preferred stock, par value $0.001 per share, designated as "Series A Preferred Stock," and the number of shares constituting such series shall be Five Million (5,000,000).

2. Dividends. The holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, shall be entitled to received when, as, and if declared by the Board of Directors out of funds legally available for the purpose, noncumulative dividends as provided in this Section 2.

a. The holders of the Series A Preferred Stock shall be entitled to receive cumulative dividends in preference to any dividend on the Common Stock at a rate of 6% of the Original Purchase Price per annum, when and as declared by the Board of Directors. The holders of Series A Preferred Stock shall also be entitled to participate pro rata in any dividend paid on the Common Stock on an as-if-converted basis. Dividends shall be payable to the holders of shares of Series A Preferred Stock at the option of the Corporation in cash or Common Stock valued at the average closing price of the stock for the twenty (20) trading days subsequent to the Dividend Date.

b. Dividends shall be calculated, but not compounded, annually on December 31 of each year (each a "Dividend Date") with respect to the prior twelve month period prorated on a daily basis for partial periods. Dividends shall commence to accrue on each share of Series A Preferred stock from the date of issuance thereof whether or not declared by the Board of Directors, and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, and shall continue to accrue thereon until the Series A Preference Amount is paid in full.

c. No dividends shall be declared or paid on the Common Stock until all dividends accrued or declared but unpaid on the Series A Preferred Stock shall have been paid in full.

3. Liquidation Preference on Dissolution, Sale of the Corporation or Reorganization.

a. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, either voluntarily or involuntarily (a "Dissolution"), each holder of Series A Preferred Stock shall be entitled, after provision for the payment of the Corporations' debts and other liabilities, to be paid in cash in full, before any distribution is made on any Common Stock, an amount of $1.00 per share, in cash (the "Series A Liquidation Amount").

b. Upon payment in full of the Series A Liquidation Amount to which the holders of the shares of Series A Preferred Stock are entitled, the holders of shares of this Series will not be entitled to any further participation in any distribution of assets by the Corporation.

c. Neither a consolidation or merger of the Corporation with or into any other corporation, nor a merger of any other corporation with or into the Corporation, nor a sale or transfer of all or any part of the Corporation's assets for cash or securities or other property shall be considered a liquidation, dissolution or winding-up of the Corporation within the meaning of this Section 3.

4. Voting Rights. The shares of the Series A Preferred Stock shall not have the right ot vote on any matter affecting the Corporation.

5. Conversion Rights.

a. Conversion Procedure. The holders of the Series A Preferred Stock shall have the right, at its option, to convert all or any portion of the shares of Series A Preferred Stock (including any fraction of a share) held by such holder into a number of shares of fully paid and non-assessable Common Stock (subject to adjustment as explained in Section 6) pursuant to the following time table and conversion rate: 2 shares of common stock per share of preferred stock after 12 months from the initial purchase, 3 shares of common stock per share of preferred stock after 24 months from the initial purchase, and 4 shares of common stock per share of preferred stock after 36 months from the initial purchase.

b. Subdivision or Combination of Common Stock. If the Corporation at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Series A Conversion Price in effect immediately prior to such subdivision shall be proportionately reduces, and conversely, in the event the outstanding shares of Common Stock shall be combined (by reverse stock split or otherwise) into a smaller number of shares, the Series A Conversion Price in effect immediately prior to such combination shall be proportionately increased.

c. Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time for from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to received, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be deceased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such records date, by multiplying the Series A Conversion Price then in effect by a fraction:

i. the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

ii. the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received is all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

d. Adjustments for Mergers or Reorganization, etc. If there shall occur any reorganization, recapitalization, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property, then, as part of and a condition to such reorganization, recapitalization, consolidation or merger, provision shall be made so that thereafter each share of Series A Preferred Stock shall be convertible into the same kind and amount of securities, cash or other property of the Corporation, or of the successor corporation resulting from such reorganization, recapitalization, consolidation or merger, which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, consolidation or merger would have been entitled to receive pursuant to such transaction .

6. Corporate Redemption.

a. Redemption. The shares of Series A Preferred Stock are redeemable, at the option of either the Corporation or the holder of the Series A Preferred Stock, following three years from the date of issuance, in cash at a price equal to four (4) times the original purchase price, or in shares of Common Stock at a conversion rate equal to the cash value per share of Common Stock valued at the average closing price of the stock for the twenty (20) trading days subsequent to the Redemption Date. Should the Corporation elect to exercise its rights afforded by this Section 6(a), it shall notify each holder of Series A Preferred Stock in writing (a "Redemption Notice") of its intent to do so, specifying the number of shares of Series A Preferred Stock to be redeemed and the date not less than thirty (30) nor more than sixty (60) days from the date of such notice on which the such Series A Preferred Stock shall be redeemed (the "Redemption Date"). Should the holder of Series A Preferred Stock elect to exercise its rights afforded by this Section 6(a), it shall notify the Corporation of its demand for redemption, in which event Corporation shall notify the holder of a date not more than thirty (3) days form the date of such notice on which the Preferred Stock shall be redeemed (the "Redemption Date").

b. Notices. The notices provided for in Section 6(a) shall be sent, if by or on behalf of the Corporation, to the holders of the Series A Preferred Stock at their respective addresses as shall then appear on the records of the Corporation, or if by any holder of Series A Preferred Stock to the Corporation, by certified first class mail, postage prepaid.

c. Surrender of Certificates. On or before the applicable Redemption Date, each Holder of Preferred Stock to be redeemed, shall surrender the certificate or certificates representing such shares to the Corporation at the place designated in the Redemption Notice.

7. Identical Rights. Each share of Series A Preferred Stock shall have the same relative rights and preferences as, and shall be identical in all respects with all other shares of the Series A Preferred Stock.